SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of December, 2004.

ORIX Corporation

(Translation of Registrant’s Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English translation of semi-annual financial report (hanki houkokusho) of ORIX Corporation filed with the Kanto Financial Bureau and the Tokyo Stock Exchange in Japan on December 3, 2004. This document is an English translation of consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the six months ended September 30, 2003 and 2004, and the fiscal year ended March 31, 2004. This translation is unaudited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: December 22, 2004	By	/s/ Shunsuke Takeda
Shunsuke Takeda
Director
Deputy President and CFO
ORIX Corporation

THE CONSOLIDATED FINANCIAL INFORMATION

1.	On December 3, 2004, ORIX Corporation (“the Company”) filed its semi-annual financial report (hanki houkokusho) with the Kanto Financial Bureau and the Tokyo Stock Exchange in Japan. This document is an English translation of consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the six months ended September 30, 2003 and 2004, and the fiscal year ended March 31, 2004. This translation is unaudited.

2.	Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in the notes of “Overview of Accounting Principles Utilized.”

1. Information on the Company and its subsidiaries

(1) Consolidated Financial Highlights

	Millions of yen
	The six months ended September 30, 2003	The six months ended September 30, 2004	The fiscal year ended March 31, 2004
Total Revenues	342,539	402,351	719,132
Income before Discontinued Operations, Extraordinary Gain and Income Taxes	55,709	69,175	101,360
Net Income	31,419	42,688	54,020
Shareholders’ Equity	541,078	619,249	564,047
Total Assets	5,684,598	5,724,771	5,624,957

Shareholders’ Equity Per Share (yen)	6,465.22	7,389.48	6,739.64
Basic Earnings Per Share (yen)	375.42	509.74	645.52
Diluted Earnings Per Share (yen)	353.65	477.96	607.52
Shareholders’ Equity Ratio (%)	9.52	10.82	10.03
Cash Flows from Operating Activities	71,813	40,987	152,812
Cash Flows from Investing Activities	117,408	(95,526)	123,978
Cash Flows from Financing Activities	(225,059)	23,747	(328,284)
Cash and Cash Equivalents at End of Period	168,347	121,891	152,235
Number of Employees	11,723	15,184	12,481

Note: Consumption tax is excluded from the stated amount of total revenues.

(2) Overview of Activities

For the six months ended September 30, 2004, no significant changes were made in the Company and its subsidiaries’ operations. There were no changes in the activities of principal related companies.

(3) Changes of Principal Related Companies

Changes of principal related companies for the six months ended September 30, 2004 are as follows:

Additions:

There were no additions during the six months ended September 30, 2004.

Deletions:

There were no deletions during the six months ended September 30, 2004.

(4) Number of Employees

The following table shows the total number of employees in the Company and its subsidiaries by segment as of September 30, 2004:

Segment name	Number of employees
Operations in Japan:
Corporate Financial Services	2,739
Rental Operations	1,514
Real Estate-Related Finance	896
Real Estate	1,183
Life Insurance	535
Other	4,492

Subtotal	11,359

Overseas Operations:
The Americas	594
Asia and Oceania	1,864
Europe	101

Subtotal	2,559

Other administration sections	1,266

Total	15,184

2. Financial Results

(1) Six Months Ended September 30, 2004

Economic Environment

The world economy has continued to recover over the last six-month period, but the recovery appears to be slowing. The U.S. economy did not show strong signs of recovery as seen in the slowdown in production and the less than positive employment situation against the backdrop of a sharp rise in the price of crude oil. The Asian economy performed steadily centering on China, and growth also continued in ASEAN countries as a result of the increase in exports. In Europe, although the British economy has maintained its growth with support from consumer spending, the Euro zone’s economy saw a weak recovery as a result of its high reliance on exports and the trend seen in the U.S. may cause further downward pressure.

On the other hand, the Japanese economy has started to show signs of slowdown due to the lower growth of industrial output and the slowdown of capital expenditures. Although the employment situation is improving, there are also concerns regarding the sharp rise in crude oil prices. As a result, the economy will likely see a slight adjustment, but recovery will continue at a slightly slower pace.

Financial Highlights
Income Before Income Taxes(*)	¥69,175 million (Up 24% year on year)
Net Income	¥42,688 million (Up 36% year on year)
Earnings Per Share (Basic)	¥509.74 (Up 36% year on year)
Earnings Per Share (Diluted)	¥477.96 (Up 35% year on year)
Shareholders’ Equity Per Share	¥7,389.48 (Up 10% on March 31, 2004)
ROE (annualized)	14.4% (September 30, 2003: 12.0%)
ROA (annualized)	1.50% (September 30, 2003: 1.08%)

(*)	“Income before Income Taxes” refers to “Income before Discontinued Operations, Extraordinary Gain and Income Taxes.”

Revenues: ¥402,351 million (Up 17% year on year)

Although revenues from “direct financing leases,” “residential condominium sales,” and “gains on sales of real estate under operating leases” decreased year on year, revenues from “operating leases,” “interest on loans and investment securities,” “brokerage commissions and net gains on investment securities,” “life insurance premiums and related investment income,” and “other operating revenues” were up compared to the same period of the previous fiscal year. As a result, total revenues increased 17% to ¥402,351 million in the first half of this fiscal year compared with the same period of the previous fiscal year.

In Japan, revenues from “direct financing leases” were flat year on year. The automobile leasing operations performed steadily. In addition, other direct financing leases generated about the same amount of revenues as in the same period of the previous fiscal year as we continued to carefully select new assets and focus on the profitability of each transaction. Overseas, revenues were down 11% due mainly to the reduction in assets of a leasing subsidiary in the U.S. compared to the same period of the previous fiscal year and the appreciation of the yen against the dollar. As a result, revenues from “direct financing leases,” decreased 2% to ¥55,661 million compared with the same period of the previous fiscal year.

In Japan, revenues for “operating leases” increased 29% year on year due to the expansion of the precision measuring and other equipment rental operations and due to an expansion of automobile operating leases with the acquisition of JAPAREN Co., Ltd. in October 2003. As a result, overall revenues from “operating leases” increased 22% to ¥74,270 million compared with the same period of the previous fiscal year.

In Japan, “interest on loans and investment securities” increased 17% year on year due to the steady performance of loans to corporate customers, including non-recourse loans, and contribution from the loan servicing operations. Overseas, revenues were down 10% year on year due to the reduction in assets and the appreciation of the yen against the dollar. As a result, “interest on loans and investment securities,” increased 11% to ¥65,854 million compared with the same period of the previous fiscal year.

Brokerage commissions increased 20% year on year due to the recovery of stock trading volume. Net gains on investment securities increased 90% year on year due to the sale of securities associated with our venture capital operations in Japan and securities investment operations in the U.S. As a result, “brokerage commissions and net gains on investment securities” increased 73% to ¥13,087 million compared with the same period of the previous fiscal year.

“Life insurance premiums and related investment income” increased 2% to ¥66,341 million compared with the same period of the previous fiscal year as we continued to shift to more profitable life insurance products.

The decline in “residential condominium sales” revenues is consistent with our plan for the fiscal year and reflects a reduction in the number of condominiums sold to buyers, as compared to the previous fiscal year. This reduced volume of sales resulted in a decrease of 23% in “residential condominium sales” to ¥32,962 million compared to the same period of the previous fiscal year. An increase in condominium sales to buyers is expected in the second half of this fiscal year, however the overall level of condominium sales expected for the fiscal year will be less than that of the previous fiscal year.

“Gains on sales of real estate under operating leases” were down 84% to ¥1,281 million year on year as a majority of revenues associated with the sales of office buildings were reclassified in “discontinued operations.”

“Other operating revenues” were up due to the increase in revenues associated with companies in which we invested in as part of our corporate rehabilitation business in the second half of the previous fiscal year. In addition, revenues from our building maintenance operations were steady and servicing fees and arrangement fees also contributed to earnings. As a result, “other operating revenues” increased 122% to ¥92,895 million compared with the same period of the previous fiscal year.

Expenses: ¥345,743 million (Up 16% year on year)

Although “interest expense,” “costs of residential condominium sales,” “provision for doubtful receivables and probable loan losses” and “foreign currency transaction loss, net” were down, “depreciation-operating leases,” “life insurance costs,” “other operating expenses,” “selling, general and administrative expenses,” “write-downs of long-lived assets” and “write-downs of securities” increased. As a result, expenses were up 16% to ¥345,743 million in the first half of this fiscal year compared with the same period of the previous fiscal year.

“Interest expense” was down 11% year on year to ¥28,277 million due mainly to the lower average debt levels in Japan and overseas.

“Depreciation-operating leases” increased 14% year on year to ¥46,661 million due to the increase in operating assets compared to the same period of the previous fiscal year.

“Life insurance costs” increased 3% year on year to ¥59,919 million in line with the rise in life insurance premiums.

“Costs of residential condominium sales” were down 19% year on year to ¥30,522 million in line with the decrease in “residential condominium sales.”

“Other operating expenses” were up 194% year on year to ¥63,919 million in line with the rise in “other operating revenues.”

“Selling, general and administrative expenses” were up 13% year on year to ¥87,471 million due to the costs, which were included from the start of this fiscal year, associated with an increase in consolidated companies in the second half of the previous fiscal year.

“Provision for doubtful receivables and probable loan losses” were down 30% year on year to ¥16,687 million due to a lower level of non-performing assets.

The majority of the “write-downs of long-lived assets” were associated with a building in Japan that was previously classified under “office facilities.” This building was reclassified to rental purpose, after it was decided that the building would be rebuilt. We tested for impairment for the purpose of rental asset use and consequently wrote the building down by ¥7,705 million to its fair value. As a result, “write-downs of long-lived assets” were up 118% year on year to ¥9,165 million.

“Write-downs of securities” were up 34% year on year to ¥2,763 million mainly as a result of write-downs associated with investments in stocks in our venture capital operations and securities investment operations in the U.S.

Net Income: ¥42,688 million (Up 36% year on year)

“Operating income” grew 28% year on year to ¥56,608 million. On the other hand, “equity in net income of affiliates” was down compared to the same period of the previous fiscal year. While “equity in net income of affiliates” in the same period of the previous fiscal year included the recognition of deferred tax assets of ¥5,380 million for Korea Life Insurance Co., Ltd. (KLI) attributable to a change in tax rules in Korea, the first half of this fiscal year only included the contribution from KLI’s regular operations. “Income before discontinued operations, extraordinary gain and income taxes” rose 24% year on year to ¥69,175 million as a result of contributions from the “gains on sales of affiliates.”

“Discontinued operations, net of applicable tax effect” was ¥3,792 million. “Income from discontinued operations, net” of ¥6,372 million and “gains on sales of real estate under operating leases” of ¥1,281 million totaled ¥7,653 million, a decrease of ¥2,788 million compared to the same period of the previous fiscal year.

As a result, “net income” rose 36% compared to the same period of the previous fiscal year to ¥42,688 million.

Operating Assets: ¥4,921,378 million (Up 1% on March 31, 2004)

“Operating assets” were up 1% on March 31, 2004 to ¥4,921,378 million.

Segment Information (“Profits” refer to income before income taxes)

Segment profits for “Corporate Financial Services,” “Rental Operations,” “Real Estate-Related Finance,” “Real Estate,” “Life Insurance,” “Other” and “The Americas” were up with “Europe” moving back into the black compared to the first half of the previous fiscal year, while “Asia and Oceania” was down year on year.

Operations in Japan

Corporate Financial Services (Segment name changed from “Corporate Finance” to “Corporate Financial Services”): The automobile leasing operations performed steadily. While installment loans for corporate customers expanded, direct financing leases other than those associated with our automobile leasing operations in which we continued to carefully select new assets and focus on the profitability of each transaction were flat. In addition, “provision for doubtful receivables and probable loan losses” were down year on year. As a result, segment profits increased 25% to ¥27,352 million from ¥21,919 million in the same period of the previous fiscal year.

Rental Operations (Segment name changed from “Equipment Operating Leases” to “Rental Operations”): The precision measuring and other equipment rental operations recovered thanks to the pickup in capital expenditures of customers. In addition, the operating leases for automobiles were up along with the acquisition of JAPAREN Co., Ltd. As a result, segment profits increased 70% to ¥5,881 million compared to ¥3,456 million in the same period of the previous fiscal year.

Real Estate-Related Finance: The housing loan operations and corporate loans including non-recourse loans performed steadily, and the loan servicing operations also made a larger contribution to segment profits. As a result, segment profits increased 61% to ¥14,710 million compared to ¥9,119 million in the same period of the previous fiscal year.

Real Estate: The decline in “residential condominium sales” revenue is consistent with our plan for this fiscal year and reflects a reduction in the number of condominiums sold to buyers, as compared to the previous fiscal year. In addition, an increase in condominium sales to buyers is expected in the second half of this fiscal year, however the overall level of condominium sales expected for the fiscal year will be less than that of the previous fiscal year. Furthermore, profits from the sale of office buildings were down, but “write-downs of long-lived assets” were lower than in the same period of the previous fiscal year. As a result, segment profits increased 27% to ¥8,011 million compared to ¥ 6,329 million in the same period of the previous fiscal year.

Life Insurance: Segment profits increased 59% to ¥3,992 million compared to ¥2,507 million in the same period of the previous fiscal year due to a shift to more profitable life insurance products and the recognition of “gains on sales of affiliates” in the first quarter of this fiscal year.

Other: The contribution from the consumer card loan operations decreased year on year as a result of a stricter credit screening process that led to a lower loan balance and subsequent lower interest on loans. However, “provision for doubtful receivables and probable loan losses” were down which had a slightly positive impact on segment profits. On the other hand, brokerage commissions at our securities brokerage expanded due to the increase of trading volume on the stock market. In addition, “net gains on investment securities” were up at our venture capital operations and “equity in net income of affiliates” also increased. As a result, segment profits increased 317% to ¥11,800 million compared to ¥2,828 million in the same period of the previous fiscal year.

Overseas Operations

The Americas: Net gains on investment securities increased due mainly to the sale of some CMBS’ (commercial mortgage-backed securities) and the sale of some real estate also contributed to segment profits. “Provision for doubtful receivables and probable loan losses” were down thanks to the reduction in non-performing assets. However, an equity method affiliate went from a gain in the first half of the previous fiscal year to a loss in the first half of this fiscal year. As a result, segment profits increased 21% to ¥4,725 million compared to ¥3,912 million in the same period of the previous fiscal year.

Asia and Oceania: Automobile leasing and corporate lending of a number of companies in the region performed steadily as did the ship-related operations. However, “equity in net income of affiliates” in the same period of the previous fiscal year included the recognition of deferred tax assets of ¥5,380 million for KLI attributable to a change in tax rules in Korea, in addition to the contribution from regular operations. As a result, segment profits decreased 29% to ¥9,908 million compared to ¥13,939 million in the same period of the previous fiscal year.

Europe: Segment profits were ¥1,025 million compared to a segment loss of ¥1,899 million in the same period of the previous fiscal year as this segment recorded losses on certain equity method investments in the same period of the previous fiscal year from which we withdrew last fiscal year.

(2) Summary of Cash Flows

Cash and cash equivalents decreased by ¥30,344 million to ¥121,891 million compared to March 31, 2004.

“Cash flows from operating activities” provided ¥71,813 million in the first half of the previous fiscal year and ¥40,987 million in the first half of this fiscal year despite the outflow associated with the increase in restricted cash and increase in inventories.

“Cash flows from investing activities” provided ¥117,408 million in the first half of the previous fiscal year due to inflows associated with “proceeds from sales of available-for-sale securities.” “Cash flows from investing activities” in the first half of this fiscal year used ¥95,526 million due to the increase in “installment loans made to customers” and “purchases of available-for-sale securities.”

“Cash flows from financing activities” in the first half of the previous fiscal year used ¥225,059 million due to the repayment of debt accompanying the decrease of operating assets. “Cash flows from financing activities” in the first half of this fiscal year provided ¥23,747 million due to the increase in debt that accompanied the increase in operating assets.

(Note) Consumption tax is excluded from the stated amount for revenues as described above.

3. Operating Results

(1) Earnings Summary

Total revenues and profit (loss) by segment for the six months ended September 30, 2004 are as follows:

	Millions of yen
	Total revenues	Year-on- Year Change	Segment profit (loss)	Year-on- Year Change
Operations in Japan:
Corporate Financial Services	69,281	107.8%	27,352	124.8%
Rental Operations	42,055	121.2	5,881	170.2
Real Estate-Related Finance	37,376	156.1	14,710	161.3
Real Estate	70,366	104.8	8,011	126.6
Life Insurance	66,306	102.7	3,992	159.2
Other	67,422	206.6	11,800	417.3

Subtotal	352,806	122.8	71,746	155.4

Overseas Operations:
The Americas	22,922	98.7	4,725	120.8
Asia and Oceania	26,636	99.9	9,908	71.1
Europe	5,045	94.7	1,025	—

Subtotal	54,603	98.9	15,658	98.2

Difference between Segment Totals and Consolidated Amounts	(5,058)	—	(18,229)	284.8

Consolidated Amounts	402,351	117.5%	69,175	124.2%

(2) New Business Volumes

New business volumes of direct financing leases, installment loans, operating leases, investment in securities, other operating assets for the six months ended September 30, 2004 are as follows:

	Millions of yen	Year-on-Year Change
Direct Financing Leases:
New receivables added	388,951	100.1%
New equipment acquisitions	355,848	100.3
Installment Loans:
New loans added	704,040	133.0
Operating Leases:
New equipment acquisitions	95,814	128.6
Investment in Securities:
New securities added	105,578	152.0
Other Operating Transactions:
New assets added	55,783	72.4

(3) Operating Assets

Operating assets by segment at September 30, 2004 are as follows:

	Millions of yen	Composition ratio	Year-on-Year Change
Operations in Japan:
Corporate Financial Services	1,878,231	38.2%	101.8%
Rental Operations	148,535	3.0	105.4
Real Estate-Related Finance	944,867	19.2	107.4
Real Estate	321,126	6.5	116.4
Life Insurance	565,021	11.5	99.1
Other	421,744	8.6	103.9

Subtotal	4,279,524	87.0	103.9

Overseas Operations:
The Americas	446,231	9.1	82.5
Asia and Oceania	442,765	9.0	101.9
Europe	56,661	1.1	87.8

Subtotal	945,657	19.2	90.9

Difference between Segment Totals and Consolidated Amounts	(303,803)	(6.2)	125.7

Consolidated Amounts	4,921,378	100.0%	100.1%

4. Overview of Facilities

(1) Facilities for Rent

(a) New equipment acquisitions

In association with the operating lease business, the Company and its subsidiaries own facilities for rent. New equipment acquisitions were ¥95,814 million for the six months ended September 30, 2004.

(b) Details of facilities for rent

Details of facilities for rent at September 30, 2004 are as follows:

	Millions of yen	Composition ratio
Transportation equipment	350,780	45.2%
Measuring equipment and personal computers	151,976	19.6
Real estate and other	273,706	35.2

Subtotal	776,462	100.0%
Accumulated depreciation	(255,109)	—

Net	521,353	—

(Note) “Investment in Operating Leases” in the consolidated balance sheets includes rental receivables of ¥15,136 million at September 30, 2004.

For the six months ended September 30, 2004, the Company and its subsidiaries wrote down certain facilities for rent to their fair value under the provisions of FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). For further information on the write-downs, see Note 15 “write-downs of long-lived assets”.

(c) Plans for acquisition and disposal of facilities

For the six months ended September 30, 2004, there were not any significant changes in acquisition and disposal of facilities.

(2) Office Facilities and Facilities for Operation Other than for Rent

(a) Overview of facilities not for rent

The Company and its subsidiaries own the following facilities:

Head-office buildings

Facilities for welfare and streamlining clerical work

Golf courses

Training facility

(b) Status of main facilities not for rent

For the six months ended September 30, 2004, there was no significant change of major facilities.

(c) Status for acquisition and disposal of facilities not for rent

There were no significant plans for acquisition or disposal of facilities not for rent.

5. Company Stock Information

(1) Information of Outstanding Shares, Common Stock and Additional Paid -in Capital

The information of the number of outstanding shares, the amount of common stock and additional paid-in capital for the six months ended September 30, 2004 is as follows:

In thousands		Millions of yen
Number of outstanding shares		Common stock		Additional paid-in capital
Increase, net	September 30, 2004	Increase, net	September 30, 2004	Increase, net	September 30, 2004
66	84,432	246	52,315	246	69,162

Note: Additional-paid in capital represented as shown above is based on Japanese GAAP.

(2) List of Major Shareholders

The following is a list of major shareholders as of September 30, 2004:

Name Address	Number of shares held (in thousands)	Percentage of total shares issued
Japan Trustee Services Bank, Ltd. (Trust Account) 1-8-11, Harumi, Chuo-ku, Tokyo	10,911	12.92%

The Master Trust Bank of Japan, Ltd. (Trust Account) 2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	7,321	8.67

State Street Bank and Trust Company P.O.BOX 351 Boston, MA 02101 U.S.A.	5,289	6.27

The Chase Manhattan Bank, N.A. London Woolgate House, Coleman Street London EC2P 2HD, England	3,273	3.88

State Street Bank and Trust Company 505103 P.O.BOX 351 Boston, MA 02101 U.S.A.	3,205	3.80

The Chase Manhattan Bank, N.A. London SL Omnibus Account Woolgate House, Coleman Street London EC2P 2HD, England	1,670	1.98

Mellon Bank Treaty Clients Omnibus One Boston Place Boston, MA 02108 U.S.A.	1,500	1.78

Mellon Bank, N.A. As Agent For Its Client Mellon Omnibus US Pension One Boston Place Boston, MA 02108 U.S.A.	1,401	1.66

Nippon Life Insurance Company 1-6-6, Marunouchi, Chiyoda-ku, Tokyo	1,385	1.64

The Chase Manhattan Bank 385036 360 N, Crescent Drive Beverly Hills, CA 90210 U.S.A.	1,330	1.58

Total	37,290	44.17%

Notes:

(a)	The number of shares held in relation to a trust business may not be all inclusive and therefore is reported with reference to the names listed as shareholders.

(b)	Capital Research and Management Company, Capital Guardian Trust Company, Capital International Limited, Capital International, Inc. and Capital International S.A. jointly filed an amended report as required under Japanese regulations on March 5, 2004 that shows their share holdings of the Company as of March 2, 2004. The following information is not included in the list of major shareholders as of September 30, 2004 because it could not be confirmed substantially from the list of shareholders as of September 30, 2004.

Name	Number of shares held (in thousands)	Percentage of total shares issued
Capital Research and Management Company	1,682	1.99%
Capital Guardian Trust Company	6,504	7.71
Capital International Limited	1,537	1.82
Capital International, Inc.	1,933	2.29
Capital International S.A.	196	0.23

Total	11,853	14.05%

(c)	Nomura Securities Co., Ltd., Nomura International Plc, Nomura Securities International, Inc., Nomura Holding America Inc., Nomura Asset Management Co., Ltd. and The Nomura Trust and Banking Co., Ltd. jointly filed an amended report as required under Japanese regulations on June 15, 2004 that shows their share holdings of the Company as of May 31, 2004. The following information is not included in the list of major shareholders as of September 30, 2004 because it could not be confirmed substantially from the list of shareholders as of September 30, 2004.

Name	Number of shares held (in thousands)	Percentage of total shares issued
Nomura Securities Co., Ltd.	299	0.36%
Nomura International Plc	132	0.16
Nomura Securities International, Inc.	5	0.01
Nomura Holding America Inc.	5	0.01
Nomura Asset Management Co., Ltd.	4,209	4.99
The Nomura Trust and Banking Co., Ltd.	25	0.03

Total	4,676	5.54%

(d)	Mitsui Asset Trust and Banking Company, Limited filed an amended report as required under Japanese regulations on July 15, 2004 that shows their share holdings of the Company as of June 30, 2004. The following information is not included in the list of major shareholders as of September 30, 2004 because it could not be confirmed substantially from the list of shareholders as of September 30, 2004.

Name	Number of shares held (in thousands)	Percentage of total shares issued
Mitsui Asset Trust and Banking Company, Limited	2,306	2.73%

6. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

	September 30, 2003		September 30, 2004		March 31, 2004
Assets	Millions of yen	Composition ratio	Millions of yen	Composition ratio	Millions of yen	Composition ratio
Cash and Cash Equivalents	168,347	3.0%	121,891	2.1%	152,235	2.7%
Restricted Cash	27,698	0.5	50,176	0.9	35,621	0.6
Time Deposits	534	0.0	996	0.0	677	0.0
Investment in Direct Financing Leases	1,542,172	27.1	1,465,856	25.6	1,453,575	25.8
Installment Loans	2,224,486	39.1	2,254,387	39.4	2,234,940	39.7
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(130,015)	(2.3)	(125,309)	(2.2)	(128,020)	(2.3)
Investment in Operating Leases	487,613	8.6	536,489	9.4	536,702	9.5
Investment in Securities	589,918	10.4	591,714	10.3	551,928	9.8
Other Operating Assets	72,502	1.3	72,932	1.3	72,049	1.3
Investment in Affiliates	158,122	2.8	174,805	3.0	157,196	2.8
Other Receivables	140,399	2.5	142,901	2.5	142,711	2.5
Inventories	104,894	1.8	145,107	2.5	121,441	2.2
Prepaid Expenses	44,318	0.8	45,684	0.8	44,139	0.8
Office Facilities	74,440	1.3	66,347	1.2	71,196	1.3
Other Assets	179,170	3.1	180,795	3.2	178,567	3.3

Total	5,684,598	100.0%	5,724,771	100.0%	5,624,957	100.0%

(1) Condensed Consolidated Balance Sheets (Unaudited) (Continued)

	September 30, 2003		September 30, 2004		March 31, 2004
Liabilities and Shareholders’ Equity	Millions of yen	Composition ratio	Millions of yen	Composition ratio	Millions of yen	Composition ratio
Short-Term Debt	967,182	17.0%	922,427	16.1%	903,916	16.1%
Deposits	282,116	4.9	317,235	5.5	292,545	5.2
Trade Notes, Accounts Payable and Other Liabilities	242,227	4.3	290,130	5.1	279,852	5.0
Accrued Expenses	78,995	1.4	93,087	1.6	96,668	1.7
Policy Liabilities	607,591	10.7	559,815	9.8	592,782	10.5
Current and Deferred Income Taxes	165,374	2.9	160,960	2.8	153,937	2.8
Deposits from Lessees	72,312	1.3	88,733	1.6	78,491	1.4
Long-Term Debt	2,727,723	48.0	2,673,135	46.7	2,662,719	47.3

Total Liabilities	5,143,520	90.5	5,105,522	89.2	5,060,910	90.0

Common Stock	52,067	0.9	52,315	0.9	52,068	0.9
Additional Paid-in Capital	70,002	1.2	70,268	1.2	70,015	1.2
Retained Earnings:
Legal Reserve	2,220	0.0	2,220	0.0	2,220	0.0
Retained Earnings	458,490	8.1	521,686	9.1	481,091	8.6

Subtotal	460,710	8.1	523,906	9.1	483,311	8.6

Accumulated Other Comprehensive Loss:
Net unrealized gains on investment in securities	15,674	0.3	29,282	0.5	25,048	0.4
Minimum pension liability adjustments	(3,910)	(0.1)	(7,742)	(0.1)	(7,967)	(0.1)
Foreign currency translation adjustments	(40,033)	(0.7)	(38,527)	(0.7)	(45,629)	(0.8)
Net unrealized losses on derivative instruments	(5,169)	(0.1)	(2,409)	(0.0)	(4,593)	(0.1)

Subtotal	(33,438)	(0.6)	(19,396)	(0.3)	(33,141)	(0.6)

Treasury Stock, at cost	(8,263)	(0.1)	(7,844)	(0.1)	(8,206)	(0.1)

Shareholders’ Equity	541,078	9.5	619,249	10.8	564,047	10.0

Total	5,684,598	100.0%	5,724,771	100.0%	5,624,957	100.0%

(2) Condensed Consolidated Statements of Income (Unaudited)

	The six months ended September 30, 2003		The six months ended September 30, 2004		The fiscal year ended March 31, 2004
	Millions of yen	Percentage	Millions of yen	Percentage	Millions of yen	Percentage
Revenues:
Direct Financing Leases	56,865		55,661		112,372
Operating Leases	61,057		74,270		128,955
Interest on Loans and Investment Securities	59,577		65,854		116,744
Brokerage Commissions and Net Gains on Investment Securities	7,569		13,087		26,025
Life Insurance Premiums and Related Investment Income	65,135		66,341		134,154
Residential Condominium Sales	42,535		32,962		98,034
Gains on Sales of Real Estate under Operating Leases	7,894		1,281		9,116
Other Operating Revenues	41,907		92,895		93,732

Total Revenues	342,539	100.0%	402,351	100.0%	719,132	100.0%

Expenses:
Interest Expense	31,618		28,277		60,145
Depreciation-Operating Leases	41,037		46,661		83,537
Life Insurance Costs	58,243		59,919		119,653
Costs of Residential Condominium Sales	37,673		30,522		88,679
Other Operating Expenses	21,740		63,919		52,551
Selling, General and Administrative Expenses	77,470		87,471		161,835
Provision for Doubtful Receivables and Probable Loan Losses	23,843		16,687		49,592
Write-downs of Long-Lived Assets	4,202		9,165		12,345
Write-downs of Securities	2,057		2,763		5,240
Foreign Currency Transaction Loss, Net	474		359		1,577

Total Expenses	298,357	87.1	345,743	85.9	635,154	88.3

Operating Income	44,182	12.9	56,608	14.1	83,978	11.7

Equity in Net Income of Affiliates	11,923	3.5	9,765	2.4	17,924	2.5
Gains (Losses) on Sales of Affiliates	(396)	(0.1)	2,802	0.7	(542)	(0.1)

Income before Discontinued Operations, Extraordinary Gain and Income Taxes	55,709	16.3	69,175	17.2	101,360	14.1

Provision for Income Taxes	26,041	7.6	30,279	7.5	51,215	7.1

Income from Continuing Operations	29,668	8.7	38,896	9.7	50,145	7.0

Discontinued Operations
Income from Discontinued Operations, Net	2,547		6,372		5,510
Provision for Income Tax	(1,039)		(2,580)		(2,244)
Discontinued Operations, Net of Applicable Tax Effect	1,508	0.4	3,792	0.9	3,266	0.4

Extraordinary Gain, Net of Applicable Tax Effect	243	0.1	—		609	0.1

Net Income	31,419	9.2%	42,688	10.6%	54,020	7.5%

Per Share Data (Unaudited)

	Yen
	The six months ended September 30, 2003	The six months ended September 30, 2004	The fiscal year ended March 31, 2004
Earnings Per Share–Basic:
Income from Continuing Operations	354.49	464.46	599.21
Discontinued Operations	18.02	45.28	39.04
Extraordinary Gain	2.91	—	7.27
Net Income	375.42	509.74	645.52

Earnings Per Share–Diluted:
Income from Continuing Operations	333.96	435.54	564.01
Discontinued Operations	16.95	42.42	36.67
Extraordinary Gain	2.74	—	6.84
Net Income	353.65	477.96	607.52

(3) Condensed Consolidated Statements of Shareholders’ Equity (Unaudited)

	Millions of yen
	The six months ended September 30, 2003	The six months ended September 30, 2004	The fiscal year ended March 31, 2004
Common Stock:
Beginning balance	52,067	52,068	52,067
Issuance during the period	—	247	1

Ending balance	52,067	52,315	52,068

Additional Paid-in Capital:
Beginning balance	70,002	70,015	70,002
Issuance during the period and other increase, net	—	253	13

Ending balance	70,002	70,268	70,015

Legal Reserve:
Beginning balance	2,220	2,220	2,220

Ending balance	2,220	2,220	2,220

Retained Earnings:
Beginning balance	429,163	481,091	429,163
Cash dividends	(2,092)	(2,093)	(2,092)
Net income	31,419	42,688	54,020

Ending balance	458,490	521,686	481,091

Accumulated Other Comprehensive Loss:
Beginning balance	(39,747)	(33,141)	(39,747)
Net change of unrealized gains on investment in securities	13,757	4,234	23,131
Net change of minimum pension liability adjustments	272	225	(3,785)
Net change of foreign currency translation adjustments	(10,114)	7,102	(15,710)
Net change of net unrealized losses on derivative instruments	2,394	2,184	2,970

Ending balance	(33,438)	(19,396)	(33,141)

Treasury Stock:
Beginning balance	(8,247)	(8,206)	(8,247)
Increase (decrease), net	(16)	362	41

Ending balance	(8,263)	(7,844)	(8,206)

Total Shareholders’ Equity:
Beginning balance	505,458	564,047	505,458
Increase, net	35,620	55,202	58,589

Ending balance	541,078	619,249	564,047

Summary of Comprehensive Income:
Net income	31,419	42,688	54,020
Other comprehensive income	6,309	13,745	6,606

Comprehensive income	37,728	56,433	60,626

(4) Condensed Consolidated Statements of Cash Flows

	Millions of yen
	The six months ended September 30, 2003	The six months ended September 30, 2004	The fiscal year ended March 31, 2004
Cash Flows from Operating Activities:
Net income	31,419	42,688	54,020
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	58,595	65,104	121,530
Provision for doubtful receivables and probable loan losses	23,843	16,687	49,592
Decrease in policy liabilities	(962)	(32,967)	(15,771)
Gains from securitization transactions	(276)	(2,706)	(446)
Equity in net income of affiliates	(11,923)	(9,765)	(17,924)
(Gains) losses on sales of affiliates	396	(2,802)	542
Extraordinary gain	(243)	—	(609)
Gains on sales of available-for-sale securities	(2,275)	(11,236)	(8,728)
Gains on sales of real estate under operating leases	(7,894)	(1,281)	(9,116)
Write-downs of long-lived assets	4,202	9,165	12,345
Write-downs of securities	2,057	2,763	5,240
Increase in restricted cash	(9,349)	(14,379)	(17,393)
Increase in inventories	(3,981)	(20,856)	(18,197)
Increase in prepaid expenses	(2,773)	(1,461)	(1,974)
Increase (decrease) in accrued expenses	(2,360)	(3,880)	7,481
Increase (decrease) in deposits from lessees	(6,597)	10,211	683
Other, net	(66)	(4,298)	(8,463)

Net cash provided by operating activities	71,813	40,987	152,812

	Millions of yen
	The six months ended September 30, 2003	The six months ended September 30, 2004	The fiscal year ended March 31, 2004
Cash Flows from Investing Activities:
Purchases of lease equipment	(423,989)	(436,304)	(873,248)
Principal payments received under direct financing leases	348,787	322,727	731,702
Net proceeds from securitization of lease and loan receivables	15,212	72,711	35,704
Installment loans made to customers	(529,363)	(703,820)	(1,130,986)
Principal collected on installment loans	540,238	627,482	1,092,698
Proceeds from sales of operating lease assets	81,724	48,362	116,531
Investment in and dividends received from affiliates, net	2,297	(836)	5,822
Purchases of available-for-sale securities	(59,988)	(94,411)	(90,527)
Proceeds from sales of available-for-sale securities	110,309	53,843	164,860
Maturities of available-for-sale securities	41,990	28,648	88,601
Purchases of other securities	(10,313)	(11,184)	(32,707)
Proceeds from sales of other securities	1,118	2,589	12,648
Purchases of other operating assets	(5,357)	(2,851)	(8,966)
Proceeds from sales of other operating assets	7,822	2,074	10,468
Acquisitions of subsidiaries, net of cash acquired	(7,339)	(6,044)	(8,861)
Sales of subsidiaries, net of cash disposed	—	—	24
Other, net	4,260	1,488	10,215

Net cash provided by (used in) investing activities	117,408	(95,526)	123,978

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	36,481	(33,465)	50,109
Proceeds from debt with maturities longer than three months	821,106	793,755	1,640,244
Repayment of debt with maturities longer than three months	(1,100,187)	(755,004)	(2,051,777)
Net increase in deposits due to customers	19,649	24,690	30,078
Issuance of common stock	—	492	8
Dividends paid	(2,092)	(2,093)	(2,092)
Net increase (decrease) in call money	—	(5,000)	5,000
Other, net	(16)	372	146

Net cash provided by (used in) financing activities	(225,059)	23,747	(328,284)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(492)	448	(948)

Net Decrease in Cash and Cash Equivalents	(36,330)	(30,344)	(52,442)
Cash and Cash Equivalents at Beginning of Period	204,677	152,235	204,677

Cash and Cash Equivalents at End of Period	168,347	121,891	152,235

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes To Consolidated Financial Statements

1. Overview of Accounting Principles Utilized

In preparing the accompanying consolidated financial statements, ORIX Corporation (“the Company”) and its subsidiaries have complied with requirements of accounting principles, procedures and disclosure related to issuing American Depositary Receipts, and generally accepted accounting principles in the United States of America (“U.S. GAAP”), modified for the accounting for stock splits (see Note 2 (n)).

Since the Company listed on the New York Stock Exchange in September 1998, the Company has prepared the consolidated financial statements based on terms, formats and preparations pursuant to the rules regarding issuing American Depositary Receipts and registered with the Securities and Exchange Commission.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:

(a) Direct financing leases

Under U.S. GAAP, a lessor accounts for a lease that transfers substantially all of the benefits and risks of ownership to the lessee as a sale or a financing transaction and therefore the Company and its subsidiaries account for these type of lease transactions as financing transactions (“direct financing leases”). Certain direct financing lease origination costs (“initial direct costs”) are being deferred and amortized over the lease term as a yield adjustment.

Under Japanese GAAP, financing leases are accounted for as an ordinary sale in principle, while financing leases where the ownership of the property is not deemed to be transferred to a lessee can be accounted for in the same manner as operating leases if necessary information is disclosed in the notes to the consolidated financial statements.

Regarding the securitization of direct financing lease receivables, under U.S. GAAP, the Company and its subsidiaries account for the securitization as a sale if it meets the conditions required in FASB Statement No. 140 (“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”). Under Japanese GAAP, in the case of accounting for financing leases in the same manner as operating leases, the securitization is accounted for as a financing transaction secured by the future lease payments.

(b) Origination costs on installment loans

Under U.S. GAAP, certain loan origination costs (“initial direct costs”) are being deferred and amortized over the loan term using the interest method.

On the other hand, under Japanese GAAP, those origination costs are recognized as expenses at the inception.

(c) Operating leases

Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. Also operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.

On the other hand, Japanese GAAP allows for operating lease assets to be depreciated using either the constant percentage method or straight-line method.

(d) Impairment of long-lived assets

Under U.S. GAAP, long-lived assets and certain identifiable intangibles to be held and used by the Company and its subsidiaries are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the sum of undiscounted future cash flows, expected to be generated by the assets, is less than the carrying amount of the assets, impairment losses are recognized based on the fair value of the assets.

In Japan, a similar accounting principle will be adopted from April 1, 2005. The Company has already adopted this Japanese principle under Japanese GAAP for the six months ended September 30, 2004.

(e) Accounting for life insurance operations

Based on FASB Statement No. 60 (“Accounting and Reporting by Insurance Enterprises”), certain costs associated with writing insurances (“deferred policy acquisition costs”) are being deferred and amortized over the respective policy periods in proportion to anticipated premium revenue. Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.

In addition, under U.S. GAAP, although policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits, these are calculated by the methodology which relevant authorities accept in Japan.

(f) Derivative financial instruments and hedging

Generally, under both U.S. GAAP and Japanese GAAP, derivative instruments are carried at fair value with changes included in the current period income or loss unless certain hedge accounting criteria are met. The accounting treatment for hedging differs between U.S. GAAP and Japanese GAAP (see Note 2 (k)).

Under U.S. GAAP, hedging relationships must be designated individually, and accounting treatment differs between fair value hedges and cash flow hedges.

On the other hand, Japanese GAAP allows the changes in fair value of hedging instruments to be deferred until the hedging relationship ceases, if derivative instruments are used for hedging purposes either as fair value hedges or cash flow hedges and meet certain hedging criteria.

In addition, for the leasing industry, if hedging relationships designated before March 2001 are effective in total, these transactions can be accounted for as hedging under deferral hedging accounting treatment on the condition that the relationships meet certain hedging criteria.

In connection with the accounting treatment of conversion options, under U.S. GAAP, conversion options are bifurcated from the convertible bonds and are recorded as stand-alone derivative contracts. On the other hand, under Japanese GAAP, convertible bonds are required to be accounted for as ordinary bonds.

(g) Accounting for business combinations, goodwill and other intangible assets

Under U.S. GAAP, all business combinations initiated after June 30, 2001 are accounted for using the purchase method. Accounting for business combinations using the pooling of interest method is no longer allowed.

Goodwill and intangible assets that have indefinite useful lives are not amortized, but are tested at least annually for impairment.

Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.

(h) Accounting for pension plans

Under U.S. GAAP, the Company and its subsidiaries adopted FASB Statement No. 87 (“Employers’ Accounting for Pensions”) and recorded pension costs based on the amounts determined using actuarial methods. Minimum pension liabilities are recorded when the accumulated benefit obligation exceeded the fair value of plan assets and accrued pension costs.

Under U.S. GAAP, the unrealized net actuarial loss is amortized using a corridor test. However, under Japanese GAAP, the unrealized net actuarial loss is amortized over a certain term within the average remaining service period of employees expected to receive related benefits.

Under U.S. GAAP, the Company and certain subsidiaries will account for the transfer to the Japanese government of a substitutional portion of an Employees’ Pension Fund plan (“EPF”) in accordance with EITF Issue No. 03-2 (“EITF 03-2”) (“Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”). As specified in EITF 03-2, the entire separation process is to be accounted for at the time of completion of the transfer to the government of the benefit obligation and related plan assets as a settlement in accordance with FASB Statement No. 88 (“Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”).

(i) Accounting for debt discounts and premiums

U.S. GAAP requires that a bond, offset by debt discounts and premiums, is recorded as a liability in the statements of financial position. U.S. GAAP also requires that the amortization of debt discounts and premiums is computed using the interest method over the redemption term of the bond.

In general, a bond is recorded at face value under Japanese GAAP. Also, debt discounts and premiums are recorded separately as deferred assets or liabilities and amortized using the straight-line method from the effective date to the redemption date.

(j) Reporting on discontinued operations

Under U.S.GAAP, in accordance with FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the financial result of discontinued operations and disposal gain or loss are presented as a separate line from continuing operations less applicable income taxes in the consolidated statements of income. The result of discontinued operations in the six months ended September 30, 2004, was reclassified as income from discontinued operations in each prior year in the accompanying consolidated statements of income and consolidated statements of cash flows in the six months ended September 30, 2003 and fiscal 2004.

Under Japanese GAAP, there are no rules on reporting discontinued operations and the amounts are not presented from continuing operations. Prior consolidated financial statements were not reclassified.

(k) Segment information

In accordance with FASB Statement No. 131 (“Disclosure about Segment of an Enterprise and Related information”), segment financial information is based on that which is regularly used by management for evaluating segment performance and deciding how to allocate resources.

Japanese GAAP requires disclosure of the information according to the kind of enterprise on the basis of products, the information according to location on the basis of the location of a selling agency, and the overseas sales information on the basis of a customer’s location.

(l) Classification in consolidated statements of cash flows

Classification in the statements of cash flows under U.S. GAAP is based on FASB Statement No. 95 (“Statement of Cash Flows”), which differs from Japanese GAAP. As significant differences, purchase of lease equipment and principal payments received under direct financing leases, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.

In addition, net proceeds from securitization of lease and loan receivables accounted for as a sale are classified as “Cash Flows from Investing Activities” under U.S. GAAP, while net proceeds from securitization of lease receivables and its repayments are included in “Cash Flows from Financing Activities”, and net proceeds from securitization of loan receivables are classified as “Cash Flows from Operating Activities” under Japanese GAAP.

2. Significant Accounting and Reporting Policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20%-50% ownership or other means, are accounted for by using the equity method. A lag period of up to three months is used on a consistent basis when considered necessary and appropriate for recognizing the results of subsidiaries and affiliates.

In addition, the consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to FASB Interpretation No. 46 (revised December 2003) (“FIN 46(R)”) (“Consolidation of Variable Interest Entities”).

All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified seven areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (f)), the determination of impairment of investment in securities (see (h)), the determination of impairment of long-lived assets (see (g)) and goodwill (see (t)), the determination of valuation allowance for deferred tax assets (see (i)), the determination of benefit obligation and net periodic pension cost (see (l)), the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (d)), and the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see(e)).

(c) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency.

Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive loss in shareholders’ equity are from the translation of foreign currency financial statements into Japanese yen.

(d) Recognition of revenues

Direct financing leases—Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment (aircraft, vessels and automobiles). The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete. Certain direct lease origination costs (“initial direct costs”) are being deferred and amortized over the lease term as a yield adjustment. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases. Amortization of unearned lease income and initial direct costs are computed using the interest method.

Installment loans—Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, offset by loan origination fees (“loan origination costs, net”), are being deferred and amortized over the contractual term of the loan as an adjustment to the related loan’s yield using the interest method.

Interest payments received on impaired loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal.

Non-accrual policy— Revenues on direct financing leases and installment loans are no longer accrued at the time when principal or interest become past due 90 days or more, or earlier, if management believes their collectibility is doubtful. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheet and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on these accounts are applied first against any due but unpaid principal payments with the balance taken to income until qualifying for a return to accrual status.

Operating leases— Revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis. Estimated average useful lives of operating lease assets classified as transportation equipment is 9 years, as measuring equipment and personal computers is 5 years, as real estate and other is 33 years. Gains or losses arising from dispositions of operating lease assets, except real estate under operating leases, are included in operating lease revenues. Gains or losses arising from dispositions of real estate under operating leases are separately disclosed as “Gains on sales of real estate under operating leases” or “Discontinued operations-Income from discontinued operations, net” depending on the continuing involvement in such real estate by the Company or its subsidiaries. If the Company or its subsidiaries have significant continuing involvement in operations of disposed real estate, in the form such as asset or property management, gains or losses are presented as “Gains on sales of real estate under operating leases.” Estimates of residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete.

Brokerage commissions and net gains on investment securities—Brokerage commissions and net gains on investment securities are recorded on a trade date basis.

Residential condominiums—Revenues from the sales of residential condominiums are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.

(e) Insurance premiums and expenses

Premium income from life insurance policies are recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. FASB Statement No. 60 (“Accounting and Reporting by Insurance Enterprises”) requires insurance companies to defer certain costs associated with writing insurances (“deferred policy acquisition costs”) and amortize over the respective policy periods in proportion to anticipated premium revenue. Amortization charged to income for the six months ended September 30, 2003 and 2004 and for the fiscal year ended March 31, 2004 amounted to ¥5,126 million, ¥5,065 million and ¥10,017 million, respectively.

(f) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is adequate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provisions charged to income and is decreased by charge-offs, net of recoveries.

Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the adequacy of the allowance, management considers various factors, including the nature and characteristics of the obligor, current economic conditions, credit concentrations or deterioration in pledged collateral, historical loss experience, delinquencies and future cash flows expected to be received. Generally, large-balance non-homogeneous loans are individually assessed whether each of the loans is impaired. If a loan is deemed to be impaired, it is evaluated based on the present value of expected future cash flows or the fair value of the collateral securing the loan if the loan is collateral dependent. Smaller-balance homogeneous loans and lease receivables are collectively evaluated considering current economic conditions and trends, prior charge-off experience for each category of collateralized receivables and uncollateralized receivables, delinquencies and non-accruals.

Receivables are charged off when, in the opinion of management, the likelihood of any future collection is believed to be minimal. The Company and its subsidiaries do not have a practice of charging loans off after they are past due for a specific arbitrary period, for example, six months or one year.

(g) Impairment of long-lived assets

The Company and its subsidiaries adopt FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), FASB Statement No. 144 superseded FASB Statement No. 121 (“Accounting for the Impairment of Long-Lived Assets and for Long- Lived Assets to Be Disposed Of”). Under FASB Statement No. 144, impairment losses are recorded with respect to long-lived assets used in operations, consisting primarily of real estate development projects, golf courses and other operating assets, when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The net carrying value of assets not recoverable is reduced to fair value if lower than the carrying value. In determining fair value, recent transactions involving sales of similar assets, appraisals prepared internally by the Company’s own staff of appraisers, independent third party appraisals and other valuation techniques are utilized.

(h) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through other comprehensive income (loss), net of applicable income taxes.

Held-to-maturity securities are recorded at amortized cost.

Generally, the Company and its subsidiaries recognize losses related to available-for-sale securities and held-to-maturity securities for which the market price has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. In determining whether the decline in the market value of a debt security is other than temporary, the Company and its subsidiaries consider whether there has been a significant deterioration in a bond issuer’s credit rating, an issuer’s default or a similar event. In addition, the Company and its subsidiaries charge against income losses related to securities in certain other situations where, even though the market value has not remained significantly below the carrying value for six months, the decline in the market value of a security is based on issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the market value of the security will recover within the next six months.

(i) Income taxes

The Company, in general, determines its income tax provisions for interim periods by applying the current estimate of the effective tax rate for the full fiscal year to the actual year-to-date pre-tax income amount. The estimated effective tax rate is determined by dividing the estimated income tax expenses for the full fiscal year by the estimated pre-tax income for the full fiscal year.

At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

The effective income tax rates except income tax on discontinued operations and income tax on extraordinary gains are 46.7%, 43.8% and 50.5% for the six months ended September 30, 2003 and 2004, and the fiscal year ended March 31, 2004, respectively. The Company and its subsidiaries in Japan are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 10%, which in the aggregate resulted in a statutory income tax rate of approximately 42% for the six months ended September 30, 2003 and the fiscal year ended March 31, 2004. The Amendment to Local Tax Laws, which were enacted on March 31, 2003, decreased the statutory tax rate from approximately 42% to approximately 40.9% for fiscal years beginning on or after April 1, 2004. The effective income tax rate is different from the statutory tax rate primarily because of certain nondeductible expenses for tax purposes, a change in valuation allowance and the effect of lower income tax rates on overseas subsidiaries and a life insurance subsidiary in Japan.

(j) Securitized assets

The Company and its subsidiaries have securitized and sold to investors certain lease receivables, loan receivables and investments in securities. In the securitization process, the assets to be securitized (“the assets”) are sold to special-purpose entities that issue asset-backed securities to the investors. The Company and its subsidiaries account for the sale when control over the assets is surrendered.

When the Company and its subsidiaries sell the assets in a securitization transaction, the carrying value of the assets is allocated to the portion retained and the portion sold, based on relative fair values. The Company and its subsidiaries recognize gains or losses for the difference between the net proceeds received and the allocated carrying value of the assets sold. Any gain or loss from a securitization transaction is recorded as revenue of direct financing leases, interest on loans and investment securities, or brokerage commissions and net gains on investment securities.

Retained interests include subordinated interests, servicing assets, excess spread assets and cash collateral. Retained interests are initially recorded at allocated carrying value of the assets based on their fair value and are periodically reviewed for impairment. When a decline in fair value below the carrying value of retained interests is other than temporary, the Company and its subsidiaries consider the value of the retained interests to be impaired and record a write-down of the retained interests to fair value.

Fair values of retained interests are estimated by determining the present value of future expected cash flows based on management’s estimates of key assumptions, including expected credit loss, discount rate and prepayment rate.

(k) Derivative financial instruments

The Company and its subsidiaries adopt FASB Statement No. 133 (“Accounting for Derivative Instruments and Hedging Activities”), FASB Statement No. 138 (“Accounting for Certain Derivative Instruments and Certain Hedging Activity, an amendment of FASB Statement No. 133”) and FASB Statement No. 149 (“Amendment of Statement 133 on Derivative Instruments and Hedging Activities”). All derivatives are recognized on the balance sheet at their fair values. On the date the Company or a subsidiary enters into a derivative contract, the Company or its subsidiary designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge), a foreign-currency fair-value or cash flow hedge (“foreign currency” hedge), a hedge of a net investment in a foreign operation or a non-hedging transaction. For all hedging relationships, at inception the Company and its subsidiaries formally document the risk-management objective and strategy for undertaking the hedge transaction. The Company and its subsidiaries also document the hedged risk, the hedge type and the hedging instrument for each hedging activity. The Company and its subsidiaries also formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective for a hedge, hedge accounting is discontinued.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within other comprehensive income (loss). The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a fair-value hedge or a cash-flow hedge is reported in earnings.

The Company and its subsidiaries discontinue hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is no longer designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company and its subsidiaries continue to carry the derivative on the balance sheet at its fair value and no longer adjust the hedged asset or liability for changes in fair value. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company and its subsidiaries continue to carry the derivative on the balance sheet at its fair value, remove any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet, and recognize any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company and its subsidiaries continue to carry the derivative on the balance sheet at its fair value with subsequent changes in fair value included in earnings, and gains and losses that were accumulated in other comprehensive income (loss) are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company and its subsidiaries continue to carry the derivative at its fair value on the balance sheet and recognize any subsequent changes in its fair value in earnings.

The Company and its subsidiaries also hold derivative instruments for trading purposes, customer accommodation or derivatives that do not qualify as hedging instruments. The Company and its subsidiaries record these derivative instruments on the balance sheet at fair value. The changes in fair values are recorded in earnings.

The Company and its subsidiaries occasionally purchase or originate financial instruments that contain an embedded derivative instrument. Prior to acquisition of such financial instrument, the Company and its subsidiaries assess whether the economic characteristics of the embedded derivative instrument are clearly and closely related to the economic characteristics of the financial instrument (“host contract”), whether the financial instrument that embodies both the embedded derivative instrument and the host contract is currently measured at fair value with changes in fair value reported in earnings, and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. If the embedded derivative instrument is determined not to be clearly and closely related to the host contract, is not currently measured at fair value with changes in fair value reported in earnings, and the embedded derivative instrument would qualify as a derivative instrument, the embedded derivative instrument is separated from the host contract and valued at fair value with changes recorded in earnings.

(l) Pension plans

The Company and certain subsidiaries have trusted contributory and non-contributory funded pension plans covering substantially all of their employees. The Company and its subsidiaries adopted FASB Statement No. 87 (“Employers’ Accounting for Pensions”), and the costs of pension plans are accrued based on amounts determined using actuarial methods under the assumptions of discount rate, rate of increase in compensation levels, expected long-term rate of return on plan assets and others.

In June 2001, the Japanese pension law was amended to permit an employer to elect to transfer the entire substitutional portion benefit obligation from the employer pension fund (“EPF”) to the government together with a specified amount of plan assets determined pursuant to a government formula. In August 2003, the Company and certain subsidiaries received government approval of exemption from the obligation for benefits related to future employee service with respect to the substitutional portion of its EPF. The Company and certain subsidiaries will account for the transfer to the Japanese government of a substitutional portion of an EPF in accordance with EITF Issue No. 03-2 (“Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”). As specified in EITF Issue No. 03-2, the entire separation process is to be accounted for at the time of completion of the transfer to the government of the benefit obligation and related plan assets as a settlement in accordance with FASB Statement No. 88 (“Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”). The effect of the transfer on the consolidated financial statements of the Company and its subsidiaries has not yet been determined.

(m) Stock-based compensation

Stock-based compensation expense is accounted in accordance with APB Opinion No. 25 (“Accounting for Stock Issued to Employees”) as permitted by FASB Statement No. 123 (“Accounting for Stock-Based Compensation”) amended by FASB Statement No. 148 (“Accounting for Stock-Based Compensation—Transition and Disclosure”). FASB Statement No. 123 provides entities a choice of recognizing related compensation expense by adopting the fair value method or to continue to measure compensation using the intrinsic value approach under APB Opinion No. 25. The Company chose to use the intrinsic value approach pursuant to APB Opinion No. 25 and recognized no compensation expense for the six months ended September 30, 2003 and 2004 and the fiscal year ended March 31, 2004.

Had compensation expenses for the Company’s stock option plans been determined consistent with FASB Statement No. 123, net income and earnings per share (EPS) for the six months ended September 30, 2003 and 2004, and the fiscal year ended March 31, 2004 would have been as follows:

	Millions of yen
	The six months ended September 30, 2003	The six months ended September 30, 2004	The fiscal year ended March 31, 2004
As reported:
Net Income	31,419	42,688	54,020
Less: Total stock-based compensation expenses determined by fair value based method	(926)	(927)	(1,735)
Pro forma:
Net Income	30,493	41,761	52,285

	Yen
	The six months ended September 30, 2003	The six months ended September 30, 2004	The fiscal year ended March 31, 2004
Net Income
As reported:
Basic EPS	375.42	509.74	645.52
Diluted EPS	353.65	477.96	607.52
Pro forma:
Basic EPS	364.35	498.68	624.78
Diluted EPS	343.23	467.60	588.04

(n) Stock splits

Stock splits implemented prior to October 1, 2001 have been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”). No accounting recognition is made for stock splits when common stock already includes a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting is in conformity with accounting principles generally accepted in Japan.

Based on an amendment to the Code, effective on October 1, 2001, the above-mentioned method of accounting based on the regulation has become unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of September 30, 2004 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under accounting principles generally accepted in the United States of America.

(o) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(p) Restricted cash

Restricted cash consists primarily of cash held in trusts for the segregation of assets under an investor protection fund and deposits related to servicing agreements.

(q) Inventories

Inventories include advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums (including completed residential condominiums waiting to be delivered to buyers under the sales contracts). Advance and/or progress payments are carried at cost less any impairment losses and finished goods (including completed residential condominiums) are stated at the lower of cost or market. As of September 30,2003 and 2004, and March 31, 2004, advance and/or progress payments were ¥84,499 million, ¥118,306 million and ¥93,822 million, respectively, and finished goods were ¥20,395 million, ¥26,801 million and ¥27,619 million, respectively.

(r) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation is ¥23,308 million, ¥23,779 million and ¥22,670 million as of September 30, 2003 and 2004, and March 31, 2004, respectively. Estimated useful lives range up to 50 years for buildings and fixtures and up to 20 years for machinery and equipment.

(s) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets (see (t)), deferred policy acquisition costs which are amortized over the contract periods, leasehold deposits and advance payments made in relation to purchases of assets to be leased.

(t) Goodwill and other intangible assets

The Company and its subsidiaries adopt FASB Statement No. 141 (“Business Combination”) and FASB Statement No. 142 (“Goodwill and Other Intangible Assets”).

FASB Statement No. 141 requires that all business combinations be accounted for using the purchase method. Accounting for business combinations using the pooling of interest method is no longer allowed. FASB Statement No. 141 also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria-either the contractual-legal criterion or the separability criterion.

FASB Statement No. 142 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Both goodwill and intangible assets that have indefinite useful lives will no longer be amortized but will be tested at least annually for impairment. Intangible assets with finite lives will continue to be amortized over their useful lives.

The amount of goodwill is ¥17,865 million, ¥20,870 million and ¥17,584 million as of September 30, 2003 and 2004, and March 31, 2004, respectively.

(u) Trade notes, accounts payable and other liabilities

Trade notes, accounts payable and other liabilities include derivative payables and minority interests.

(v) Discontinued operations

The Company and its subsidiaries have followed FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). FASB Statement No.144 broadened the scope of discontinued operations to the operating results of any assets with their own identifiable cash flows, which the Company and its subsidiaries will not have significant continuing involvement. Certain properties were sold or to be disposed of by sale for the six months ended September in fiscal 2004 without significant continuing involvements and the related results of operations for the presented periods in the accompanying consolidated financial statement were reclassified.

(w) Earnings per share

Basic earnings per share is computed by dividing income from continuing operations and net income by the weighted average number of shares of common stock outstanding in each period and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

Earnings per share is adjusted for any stock splits and stock dividends retroactively.

(x) Issuance of stock by a subsidiary or an affiliate

When a subsidiary or an affiliate issues stocks to unrelated third parties, the Company’s ownership interest in the subsidiary or the affiliate decreases. In the event that the price per share is more or less than the Company’s average carrying amount per share, the Company adjusts the carrying amount of its investment in the subsidiary and the affiliate and recognizes a gain or loss in the year in which the change in ownership interest occurs.

(y) New accounting pronouncements

In May 2003, FASB Statement No. 150 (“Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”) was issued. This Statement established standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. This Statement also requires the disclosures for financial instruments within its scope. This Statement was effective for financial instruments entered into or modified after May 31, 2003 and otherwise was effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, this Statement will be effective on January 1, 2005. In addition, part of the classification and measurement provisions of certain other types of mandatorily redeemable financial instruments of this Statement has been deferred indefinitely pending further Board action. Adoption of this Statement will not have a significant effect on the Company and its subsidiaries’ result of operations or financial position.

(z) Reclassifications

Certain amounts in the consolidated financial statements for the six months ended September 30, 2003 have been reclassified to conform to the presentation for the six months ended September 30, 2004 and the fiscal year ended March 31, 2004. On the consolidated balance sheets, certain inventories included in advances and other operating assets have been reclassified to a separate account as inventories. The remaining amount in advances after the reclassification to inventories has been included in other assets. On the consolidated statements of income, gains on sales of real estate under operating leases included in operating leases have been reclassified as a separate account.

3. Acquisitions

On December 31, 2003, Footwork Express Co., Ltd. (previously OSL Co., Ltd.), a subsidiary in which the Company has a 69.2% stake, acquired net assets that constituted a business of reorganization company, Footwork Logistics Corporation (previously reorganization company, Footwork Express Co., Ltd.). The aggregate purchase price was ¥3,112 million, of which ¥2,598 million was paid on December 31, 2003 and ¥514 million was paid on March 30, 2004, respectively, in cash. The Company purchased the business of Footwork Logistics Corporation in line with its plans to expand its corporate rehabilitation business in Japan. Furthermore, there is a possibility that additional payments may have to be made up to the fiscal 2007, depending upon the level of net income attained as stipulated in the business transfer contract. In this case, additional payments will be accounted for as an adjustment to the purchase price.

During fiscal 2004, the Company and its subsidiaries acquired five other entities for a total cost of ¥10,658 million, which was paid in cash. Goodwill recognized in these transactions amounted to ¥1,230 million, which is not deductible for income tax calculation purposes. The Company reflected certain preliminary estimates with respect to the value of the underlying net assets of these entities in determining amounts of the goodwill. Therefore there is a possibility that the amount of the goodwill may be adjusted upon completion of the purchase price allocation. Acquisitions were made in line with the Company’s plans to expand its real estate operations, operating leasing business and corporate rehabilitation business in Japan.

4. Cash Flow Information

Cash payments for interest and income taxes for the six months ended September 30, 2003 and 2004, and the fiscal year ended March 31, 2004 are as follows:

	Millions of yen
	The six months ended September 30, 2003	The six months ended September 30, 2004	The fiscal year ended March 31, 2004
Interest	31,537	29,888	60,951
Income taxes	34,135	35,929	56,364

5. Investment in Direct Financing Leases

Investment in direct financing leases at September 30, 2003 and 2004, and March 31, 2004 consists of the following:

	Millions of yen
	September 30, 2003	September 30, 2004	March 31, 2004
Minimum lease payments receivable	1,590,209	1,515,861	1,510,856
Estimated residual value	89,166	92,950	84,582
Initial direct costs	22,858	19,593	21,379
Unearned lease income	(160,061)	(162,548)	(163,242)

	1,542,172	1,465,856	1,453,575

At September 30, 2003 and 2004, and March 31, 2004, the amounts of minimum lease payments receivable (including guaranteed residual values and subordinated interests retained) due within one year and more than one year are as follows:

	Millions of yen
	September 30, 2003	September 30, 2004	March 31, 2004
Within one year	622,697	561,180	558,803
More than one year	967,512	954,681	952,053

Total	1,590,209	1,515,861	1,510,856

Gains and losses from the final disposition of direct financing lease assets are not significant for the six months ended September 30, 2003 and 2004, and the fiscal year ended March 31, 2004.

6. Investment in Operating Leases

Investment in operating leases at September 30, 2003 and 2004, and March 31, 2004 consists of the following:

	Millions of yen
	September 30, 2003	September 30, 2004	March 31, 2004
Transportation equipment	273,790	350,780	320,973
Measuring equipment and personal computers	149,311	151,976	157,717
Real estate and other	277,455	273,706	290,037

	700,556	776,462	768,727

Accumulated depreciation	(228,885)	(255,109)	(249,007)

Net	471,671	521,353	519,720
Rental receivables	15,942	15,136	16,982

	487,613	536,489	536,702

Gains/losses from disposition of real estate under operating lease assets are disclosed separately as gains on sales of real estate under operating leases and discontinued operations, respectively, in the accompanying consolidated statements of income.

For the six months ended September 30, 2003 and 2004, and the fiscal year ended March 31, 2004, gains from the disposition of assets under operating leases other than real estate are ¥89 million, ¥2,280 million and ¥2,783 million, respectively, and are included in operating lease revenues in the consolidated statements of income.

The operating lease contracts include non-cancelable lease terms. The minimum future rentals on non-cancelable operating leases at September 30, 2003 and 2004, and March 31, 2004 are as follows:

	Millions of yen
	September 30, 2003	September 30, 2004	March 31, 2004
Within one year	55,127	71,475	67,873
More than one year	100,549	132,939	124,166

Total	155,676	204,414	192,039

7. Installment Loans

The composition of installment loans by domicile and type of borrower at September 30, 2003 and 2004, and March 31, 2004 are as follows:

	Millions of yen
	September 30, 2003	September 30, 2004	March 31, 2004
Borrowers in Japan:
Consumers—
Housing loans	488,446	503,554	504,386
Card loans	262,617	231,975	247,598
Other	47,129	68,206	54,634

	798,192	803,735	806,618

Commercial—
Real estate related companies	263,659	323,880	310,847
Commercial and industrial companies	841,614	877,469	850,539

	1,105,273	1,201,349	1,161,386

Overseas commercial, industrial and other borrowers	302,341	235,152	250,460
Loan origination costs, net	18,680	14,151	16,476

	2,224,486	2,254,387	2,234,940

Generally, all installment loans, except card loans, are made under agreements which require the borrower to provide collateral or guarantors.

Included in interest on loans and investment securities in the consolidated statements of income is interest income on loans of ¥54,730 million, ¥60,575 million and ¥107,490 million for the six months ended September 30, 2003 and 2004, and the fiscal year ended March 31, 2004, respectively.

8. Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses

Changes in the allowance for doubtful receivables on direct financing leases and probable loan losses for the six months ended September 30, 2003 and 2004, and the fiscal year ended March 31, 2004 are as follows:

	Millions of yen
	The six months ended September 30, 2003	The six months ended September 30, 2004	The fiscal year ended March 31, 2004
Beginning balance	133,146	128,020	133,146
Provisions charged to income	23,843	16,687	49,592
Charge-offs	(26,788)	(21,024)	(54,471)
Recoveries	1,186	868	1,892
Other*	(1,372)	758	(2,139)

Ending balance	130,015	125,309	128,020

*	Other includes foreign currency translation adjustments and the effect of acquisitions.

The balance of the allowance broken down into direct financing leases and installment loans at September 30, 2003 and 2004, and March 31, 2004 is as follows:

	Millions of yen
	September 30, 2003	September 30, 2004	March 31, 2004
Balance of allowance related to:
Direct financing leases	42,933	36,846	41,008
Installment loans	87,082	88,463	87,012

Total	130,015	125,309	128,020

Under FASB Statement No. 114 (“Accounting by Creditors for Impairment of a Loan”), impaired loans shall be measured based on the present value of expected future cash flows discounted at the loan’s original effective interest rate. As a practical expedient, impairment is measured based on the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. Certain loans, such as large groups of smaller-balance homogeneous loans (these include individual housing loans and card loans which are not restructured) and lease receivables, are collectively evaluated for impairment. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

The recorded investments in loans considered impaired are ¥91,646 million, ¥92,245 million and ¥93,542 million as of September 30, 2003 and 2004, and March 31, 2004, respectively. Of these amounts, it was determined that a valuation allowance was required with respect to loans which had outstanding balances of ¥59,554 million, ¥73,124 million and ¥72,033 million as of September 30, 2003 and 2004, and March 31, 2004, respectively. For such loans, the Company and its subsidiaries recorded a valuation allowance of ¥32,790 million, ¥42,161 million and ¥39,187 million as of September 30, 2003 and 2004, and March 31, 2004, respectively. This valuation allowance is included in the allowance for doubtful receivables on direct financing leases and probable loan losses in the accompanying consolidated balance sheets.

9. Investment in Securities

Investment in securities at September 30, 2003 and 2004, and March 31, 2004 consists of the following:

	Millions of yen
	September 30, 2003	September 30, 2004	March 31, 2004
Trading securities	14,256	34,917	26,354
Available-for-sale securities	445,053	411,894	386,797
Held-to-maturity securities	7,116	—	—
Other securities	123,493	144,903	138,777

	589,918	591,714	551,928

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds accounted for under the equity method.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale and held-to-maturity securities in each major security type at September 30, 2003 and 2004, and March 31, 2004 are as follows:

September 30, 2003

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	21,159	94	(119)	21,134
Japanese prefectural and foreign municipal bond securities	18,621	43	(43)	18,621
Corporate debt securities	230,468	1,724	(3,811)	228,381
Mortgage-backed and other asset-backed securities	129,027	5,390	(3,206)	131,211
Equity securities	21,655	25,808	(1,757)	45,706

	420,930	33,059	(8,936)	445,053

Held-to-maturity:
Asset-backed securities	7,116	329	(14)	7,431

	7,116	329	(14)	7,431

September 30, 2004

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	13,861	34	(188)	13,707
Japanese prefectural and foreign municipal bond securities	17,397	15	(79)	17,333
Corporate debt securities	218,056	3,908	(2,264)	219,700
Mortgage-backed and other asset-backed securities	106,684	11,261	(2,840)	115,105
Equity securities	15,998	30,411	(360)	46,049

	371,996	45,629	(5,731)	411,894

March 31, 2004

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	14,520	87	(146)	14,461
Japanese prefectural and foreign municipal bond securities	16,761	20	(115)	16,666
Corporate debt securities	174,398	2,524	(2,977)	173,945
Mortgage-backed and other asset-backed securities	124,398	5,169	(3,387)	126,180
Equity securities	17,562	39,030	(1,047)	55,545

	347,639	46,830	(7,672)	386,797

Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment in securities of ¥4,847 million, ¥5,279 million and ¥9,254 million for the six months ended September 30, 2003 and 2004, and the fiscal year ended March 31, 2004, respectively.

10. Business Transactions with Special Purpose Entities

The Company and its subsidiaries use special purpose companies, partnerships and trusts (hereinafter referred to as SPEs) in the ordinary course of business. These SPEs are not always accompanied by and are not generally controlled by voting rights. FASB Interpretation No. 46 (revised December 2003) (“Consolidation of Variable Interest Entities”) was first issued in January 2003, and effective March 31, 2003, for the SPEs created after January 31, 2003. In December 2003, the revised FASB Interpretation No. 46 (“FIN 46(R)”) was announced, and all SPEs were tested for consolidation in accordance with FIN 46(R). FIN 46(R) addresses consolidation by business enterprises of SPEs within the scope of the Interpretation. Generally these SPEs are entities where a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties including the equity holders or b) as a group the holders of the equity investment at risk do not have (1) the direct or indirect ability to make decisions about an entity’s activities through voting rights or similar rights, or (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity. There are certain exceptions to these general criteria. Entities within the scope of the Interpretation are called variable interest entities (“VIEs”). The variable interest holder who will absorb a majority of the expected losses or receive a majority of the expected residual returns or both is defined as the primary beneficiary of the entity. VIEs are consolidated by the primary beneficiary of the entity.

Information about significant SPEs for the Company and its subsidiaries are as follows:

(a) SPEs for liquidating customer assets

The Company and its subsidiaries may use SPEs in structuring financing for customers to liquidate specific customer assets. The SPEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of SPE structures are requested by such customer. Such SPEs typically acquire assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, these SPEs repay the loan and pay dividends to equity investors if sufficient funds exist.

The Company and its subsidiaries provide installment loans to such SPEs in the aggregate of ¥16,673 million, ¥13,396 million and ¥16,197 million as of September 30, 2003 and 2004 and March 31, 2004, and occasionally make investments in these SPEs, which amount to ¥17,810 million, ¥16,678 million and ¥15,937 million as of September 30, 2003 and 2004 and March 31, 2004, respectively. The Company and its subsidiaries’ risk exposure is limited to the amounts of the loans and investments referred to above.

Among those SPEs, no SPEs were subject to consolidation.

(b) SPEs for acquisition of real estate and real estate development projects for customers

Customers and the Company and its subsidiaries are involved with SPEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in an SPE that is designed to be bankruptcy remote from the customer. The SPE acquires real estate and/or develops real estate projects.

The Company and its subsidiaries provide non-recourse loans to SPEs in the aggregate of ¥12,460 million, ¥13,896 million and ¥12,683 million as of September 30, 2003 and 2004 and March 31, 2004, and/or make investments in these SPEs, which amount to ¥2,550 million, ¥1,559 million and ¥4,840 million as of September 30, 2003 and 2004 and March 31, 2004, respectively. The Company and its subsidiaries’ risk exposure is limited to the amounts of the loans and investments referred to above.

Among those SPEs, total assets of SPEs of consolidation were ¥8,706 million as of March 31, 2004. Those assets are mainly included in inventories in the consolidated balance sheets.

Among those SPEs, no SPEs were subject to consolidation as of September 30, 2004.

(c) SPEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

The Company and its subsidiaries acquire real estate and establish SPEs to simplify the administration activities necessary for the real estate. The Company and its subsidiaries have always consolidated such SPEs even though the Company and its subsidiaries may not have voting rights since substantially all of such SPEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore controlled by and for the benefit of the Company and its subsidiaries.

Total assets of such SPEs are ¥34,448 million, ¥51,233 million and ¥48,809 million as of September 30, 2003 and 2004 and March 31, 2004, respectively. These assets are mainly included in investment in operating leases and other operating assets in the consolidated balance sheets as of September 30, 2003 and 2004 and March 31, 2004, respectively.

Certain SPEs borrow non-recourse loans from financial institutions, and ¥10,885 million of the SPEs’ assets are pledged as collateral for the non-recourse loans as of September 30, 2004. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

(d) Kumiai structures

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds are borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchase and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the consolidated financial statements. The Company and its subsidiaries do not guarantee or otherwise have any financial commitments or exposure with respect to the kumiai or its related SPE.

The Company has evaluated each of these structures pursuant to Interpretation No. 46(R) and has concluded that although the SPEs that are part of the Kumiai structure are VIEs, the Company and its subsidiaries do not have the primary beneficial interest. As a result, these SPEs are not consolidated by the Company and its subsidiaries.

11. Investment in Affiliates

Investment in affiliates at September 30, 2004 and March 31, 2004 consists of the following:

	Millions of yen
	September 30, 2004	March 31, 2004
Common stock, at equity value	166,623	149,237
Loans	8,182	7,959

	174,805	157,196

Combined and condensed information relating to the affiliates accounted for by the equity method for the six months ended September 30, 2004 and the fiscal year ended March 31, 2004 are as follows (some operation data for entities reflect only the period from which the Company made the investment and on the lag basis as previously described):

	Millions of yen
	September 30, 2004	March 31, 2004
Operations:
Total revenues	652,792	1,272,013
Income before income taxes	58,408	111,109
Net income	39,313	93,734

Financial position:
Total assets	5,816,560	5,528,819
Total liabilities	5,386,956	5,181,197
Shareholders’ equity	429,604	347,622

During the six months ended September 30, 2004, the Company and its subsidiary sold their shares of Aozora Card Co., Ltd. The Company acquired, as part of the agreement for selling its share in Aozora Card Co., Ltd., options to repurchase these shares at a later date. Acquiring such options did not meet the conditions necessary to be treated as a sales transaction, therefore the Company will not recognize ¥1,000 million gains on the sales from these shares until the expiration date of the options. With the sales of shares that were not granted the options, the Company recognized ¥1,960 million gains in “Gains on Sales of Affiliates.”

12. Other Operations

For the six months ended September 30, 2003 and 2004, and the fiscal year ended March 31, 2004, other operating revenues include revenues from building maintenance operations, which amounted to ¥8,103 million, ¥11,674 million and ¥17,705 million, respectively, and their related expenses were ¥6,879 million, ¥10,739 million and ¥15,599 million, respectively. In addition, for the six months ended September 30, 2004, other operating revenues include revenue from logistics associated with companies in which we invested in the second half of the previous fiscal year, which amounted to ¥26,927 million and their related expense was ¥23,399 million, respectively.

Other items consist of revenues and expenses from golf courses, a training facility and hotels, operating results from real estate related business, commissions for the sale of insurance and other financial products, the servicing of receivables in a foreign subsidiary and revenues and expenses from other operations, of which there were no items exceeding 10% of total other operating revenues and expenses for the six months ended September 30, 2003 and 2004, and the fiscal year ended March 31, 2004, respectively.

Gains and losses from the disposition of operating facilities included in other operating assets are not significant for the six months ended September 30,2003 and 2004, and the fiscal year ended March 31, 2004.

13. Selling, General and Administrative Expenses

Selling, general and administrative expenses for the six months ended September 30, 2003 and 2004, and the fiscal year ended March 31, 2004 are as follows:

	Millions of yen
	The six months ended September 30, 2003	The six months ended September 30, 2004	The fiscal year ended March 31, 2004
Personnel expenses	38,293	42,651	79,083
Selling expenses	12,823	14,348	25,268
Administrative expenses	24,984	28,694	53,692
Depreciation	1,370	1,778	3,792

Total	77,470	87,471	161,835

14. Pension Plans

The Company and certain subsidiaries have trusted contributory and non-contributory funded pension plans covering substantially all of their employees. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or to pension payments. The amounts of such payments are determined on the basis of length of service and remuneration at the time of termination. The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

FASB Statement No. 132 (revised 2003) (FASB Statement No. 132 (R)) (“Employer’s Disclosures about Pensions and Other Postretirement Benefits”) was issued in December 2003. Since the fiscal year ended March 31, 2004, the Company and its subsidiaries have adopted FASB Statement No. 132 (R) for disclosure of pension plans.

Net pension costs of the plans for the six months ended September 30, 2003 and 2004 and for the fiscal year ended March 31, 2004 consist of the following:

	Millions of yen
	The six months ended September 30, 2003	The six months ended September 30, 2004	The fiscal year ended March 31, 2004
Service cost	2,076	1,525	3,737
Interest cost	827	837	1,655
Expected return on plan assets	(614)	(671)	(1,231)
Amortization of unrecognized transition obligation	5	1	8
Amortization of unrecognized net actuarial loss	1,200	993	2,386
Amortization of unrecognized prior service cost	(136)	(266)	(272)
Plan curtailment and settlements	154	—	229

Net periodic pension cost	3,512	2,420	6,512

15. Write-downs of Long-Lived Assets

As of September 30, 2004, the Company and certain subsidiaries have assessed for impairment losses in accordance with FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). As a result of these assessments, the Company and certain subsidiaries recognized impairment losses on certain long-lived assets. For the six months ended September 30, 2003 and 2004, and the fiscal year ended March 31, 2004, the Company and certain subsidiaries recognized impairment losses for the difference between the carrying amount and estimated fair values in the amount of ¥4,202 million, ¥9,165 million and ¥12,345 million, respectively. Losses of ¥372 million were included in the real estate-related finance segment and ¥1,045 million were included in the real estate segment respectively, and the remaining ¥7,748 million of losses were recorded separately from the segment information for assets considered corporate assets as of September 30, 2004. The details of significant write-downs are as follows.

Golf courses - For the six months ended September 30, 2003 and the fiscal year ended March 31, 2004, certain subsidiaries recognized impairment losses for golf courses in the amount of ¥2,223 million, and ¥3,473 million, respectively. Impairment losses were not recorded for the six months ended September 30, 2004.

Corporate Dormitories - The Company and a subsidiary have a business activity that consists of leasing corporate dormitory buildings to major corporations in Japan. During the six months ended September 30, 2004, the carrying amount for one dormitory was considered unrecoverable because this dormitory was vacant and it was determined that no company would occupy it without a reduction in rent. As a result, a subsidiary wrote this building down to its estimated fair value. For the six months ended September 30, 2003 and 2004 and the fiscal year ended March 31, 2004, a subsidiary recognized impairment losses in the amounts of ¥671 million, ¥500 million and ¥2,071 million, respectively.

Others - The Company and its subsidiaries have a business activity that consists of operating office buildings, hotel properties, residential condominiums and other types of real estate including developed and undeveloped land. Some residential condominiums and other types of real estate, which have not recognized impairment losses before the fiscal year ended March 31, 2004, had an increase in vacancy. These properties have been written down to their estimated fair values as the result of assessments using expected cash flows for each property. For the six months ended September 30, 2003 and 2004, and the fiscal year ended March 31, 2004, the Company and its subsidiaries recognized impairment losses in the amount of ¥1,308 million, ¥8,665 million and ¥6,801 million, respectively. The impairment losses for the six months ended September 30, 2004 included ¥7,705 million for a property in Japan that was reclassified from office facilities to rental purpose after it was decided that the building would be rebuilt, ¥521 million for condominiums and ¥439 million for other real estate.

16. Discontinued Operations

The company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental. FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”) requires that real estate sold or to be disposed of by sale must be reclassified to discontinued operations, if the Company and its subsidiaries have no significant continuing involvement in the properties sold. For the six months ended September 30, 2004, the Company and certain subsidiaries sold real estate for rental without significant continuing involvement in those sold properties and earned an aggregated gain of ¥6,270 million. In addition, the Company determined to dispose by sale properties for rental without a significant continuing involvement in those properties of ¥485 million which are included in the investment in operating leases in the accompanying consolidated balance sheet at September 30, 2004. Under FASB Statement No.144, the Company and the subsidiaries report this gain on sales of rental properties, rental revenues generated and other expenses incurred by the operations of both the properties, which have been sold and to be disposed of by sale as income from discontinued operations in the accompanying consolidated statements of income. Income and expenses generated by the operations of these properties recognized in the six months ended September 30, 2003 and in the fiscal year ended March 31, 2004 have also been reclassified as income from discontinued operations in each year in the accompanying consolidated statements of income. Revenue from operations for the discontinued operations reclassified during the year ended September 30, 2004 are ¥3,332 million, ¥7,178 million and ¥7,196 million, and income before income taxes are ¥2,547 million, ¥6,372 million and ¥5,510 million in the six months ended September 30, 2003 and 2004 and the fiscal year ended March 31, 2004, respectively.

17. Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in the six months ended September 30, 2003 and 2004, and the fiscal year ended March 31, 2004 is as follows:

	Millions of yen
	The six months ended September 30, 2003	The six months ended September 30, 2004	The fiscal year ended March 31, 2004
Income from continuing operations	29,668	38,896	50,145
Effect of dilutive securities—
Convertible notes	43	43	85

Income from continuing operations for diluted EPS computation	29,711	38,939	50,230

	Thousands of shares
	The six months ended September 30, 2003	The six months ended September 30, 2004	The fiscal year ended March 31, 2004
Weighted- average shares	83,692	83,744	83,685
Effect of dilutive securities—
Warrants	—	349	97
Convertible notes	5,273	5,273	5,273
Treasury stock	—	38	4

Weighted-average shares for diluted EPS computation	88,965	89,404	89,059

	Yen
	The six months ended September 30, 2003	The six months ended September 30, 2004	The fiscal year ended March 31, 2004
Earnings per share from continuing operations:
Basic	354.49	464.46	599.21
Diluted	333.96	435.54	564.01
Shareholders’ equity per share at September 30, 2003 and 2004 and March 31, 2004 is as follows.
	Yen
	September 30, 2003	September 30, 2004	March 31, 2004
Shareholders’ equity per share	6,465.22	7,389.48	6,739.64

18. Derivative Financial Instruments and Hedging

The Company and its subsidiaries adopt FASB Statement No. 133.

(a) Risk management policy

The Company and its subsidiaries manage interest rate risk through asset liability management systems. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates having a significant adverse effect. As a result of interest rate fluctuations, the fair value of hedged assets and liabilities will appreciate or depreciate. However, such appreciation or depreciation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps and interest rate caps.

The Company and its subsidiaries employ foreign currency borrowings, foreign exchange forward contracts, and foreign currency swap agreements to hedge risks that are associated with certain transactions and investments denominated in foreign currencies due to the potential for changes in exchange rates. Similarly, in general, overseas subsidiaries structure their liabilities to match the currency-denomination of assets in each region.

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the quality of counterparties in advance and regularly monitoring counterparties and derivative transactions after contracts have been concluded.

(b) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements and foreign currency swap agreements as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions.

(c) Fair value hedges

The Company and its subsidiaries use financial derivative instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange forward contracts to minimize foreign currency exposures on operating assets including lease receivables, loan receivables and borrowings. One subsidiary hedges a portion of the interest rate exposure of the fair values of certain asset-backed securities with fixed interest rates using sales of forward contracts on U.S. treasury securities. Certain subsidiaries, which issued medium-term notes with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currency, foreign currency swap agreements are used to hedge foreign exchange rate exposure.

(d) Hedges of net investment in foreign operations

The Company uses foreign exchange forward contracts, foreign currency swap agreements and borrowings denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in foreign subsidiaries.

(e) Trading and other derivatives

Certain subsidiaries engage in trading activities with various future contracts. The Company and certain subsidiaries entered into interest rate swap agreements, caps and foreign exchange forward contracts for risk management purposes but not qualified for hedge accounting under FASB Statement No. 133. In accordance with FASB Statement No. 133, conversion options were bifurcated from the Company and certain subsidiaries’ convertible bonds and are recorded as stand-alone derivative contracts. At September 30, 2003 and 2004, and March 31, 2004, the total face amounts were ¥54,819 million, ¥24,431 million and ¥29,735 million, respectively, and the fair value of conversion option were ¥504 million, ¥29 million and ¥910 million, respectively.

The following table provides notional amount, carrying amount and estimated fair value information about derivative financial instruments as of September 30, 2003 and 2004, and March 31, 2004. The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure to market risk or credit risk.

As of September 30, 2003
	Millions of yen
	Notional amount	Carrying amount	Estimated fair value
Interest rate risk management:
Interest rate swap agreements	447,516	(10,239)	(10,239)
Options, caps, floors and collars held	40,725	91	91
Futures	85,952	(1,144)	(1,144)
Foreign exchange risk management:
Foreign exchange forward contracts	95,265	1,425	1,425
Foreign currency swap agreements	255,798	13,576	13,576
Trading activities:
Futures	147,562	440	440
Options, caps, floors and collars held	3,852	9	9
Options, caps, floors and collars written	3,878	(8)	(8)
Foreign exchange forward contracts	1,476	24	24
As of September 30, 2004
	Millions of yen
	Notional amount	Carrying amount	Estimated fair value
Interest rate risk management:
Interest rate swap agreements	408,387	(5,618)	(5,618)
Options, caps, floors and collars held	44,831	31	31
Forward contracts	58,035	73	73
Foreign exchange risk management:
Foreign exchange forward contracts	148,883	(1,215)	(1,215)
Futures	117	(3)	(3)
Foreign currency swap agreements	193,036	1,423	1,423
Trading activities:
Futures	137,479	426	426
Options, caps held	806	16	16
Options, caps written	642	(12)	(12)
Foreign exchange forward contracts	3,614	17	17
As of March 31, 2004
	Millions of yen
	Notional amount	Carrying amount	Estimated fair value
Interest rate risk management:
Interest rate swap agreements	440,894	(7,978)	(7,978)
Options, caps, floors and collars held	56,361	73	73
Forward contracts	97,510	606	606
Foreign exchange risk management:
Foreign exchange forward contracts	117,939	301	301
Futures	114	—	—
Foreign currency swap agreements	224,628	15,279	15,279
Trading activities:
Futures	213,802	558	558
Options, caps, floors and collars held	1,446	3	3
Options, caps, floors and collars written	1,317	(4)	(4)
Foreign exchange forward contracts	8,387	14	14

Note: Positive numbers indicate debits and negative numbers indicate credits.

19. Commitments, Guarantees, and Contingent Liabilities

Commitments—The Company and its subsidiaries had commitments for the purchase of equipment to be leased, having a cost of ¥14,441 million, ¥11,578 million and ¥9,996 million as of September 30, 2003 and 2004, and March 31, 2004, respectively.

The minimum future rentals on non-cancelable operating leases are as follows:

	Millions of yen
	September 30, 2003	September 30, 2004	March 31, 2004
Within one year	1,127	1,262	1,068
More than one year	3,798	4,546	2,959

Total	4,925	5,808	4,027

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥3,605 million, ¥4,028 million and ¥7,042 million for the six months ended September 30, 2003 and 2004, and for the fiscal year ended March 31, 2004, respectively.

The Company and its subsidiaries have non-cancelable consignment contracts of operation and maintenance of computer systems, and made payments totaling ¥1,674 million, ¥1,689 million and ¥3,320 million for the six months ended September 30, 2003 and 2004, and for the fiscal year ended March 31, 2004, respectively. At September 30, 2003 and 2004, and March 31, 2004, the amounts due are as follows:

	Millions of yen
	September 30, 2003	September 30, 2004	March 31, 2004
Within one year	3,372	3,420	3,394
More than one year	9,593	6,912	8,546

Total	12,965	10,332	11,940

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, amounting in total to ¥97,790 million, ¥166,695 million and ¥172,441 million as of September 30, 2003 and 2004, and March 31, 2004, respectively.

The Company and its subsidiaries have agreements under which they are committed to execute loans such as card loans as long as the agreed-upon terms are met. The total unused credit available amount is ¥276,164 million, ¥ 228,437 million and ¥262,510 million as of September 31, 2003 and 2004, and March 31, 2004, respectively.

Guarantees—The Company and its subsidiaries adopted FASB Interpretation No. 45 (“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”), and at the inception of a guarantee, recognized a liability in the consolidated balance sheets for the fair value of the guarantees within the scope of FASB Interpretation No. 45 issued or amended on and after January 1, 2003. Adoption of FASB Interpretation No. 45 did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position. The following table represents the summary of guarantees recorded as guarantee liabilities as of September 30, 2003 and 2004, and March 31, 2004 and potential future payments of the guarantee contracts outstanding:

As of September 30, 2003

	Millions of yen
Guarantees	Potential future payment	Book value of guarantee liabilities
Housing loans	46,822	10,869
Consumer loans	23,021	2,720
Corporate loans	23,492	794
Other	7,038	3

Total	100,373	14,386

As of September 30, 2004
	Millions of yen
Guarantees	Potential future payment	Book value of guarantee liabilities
Housing loans	41,076	9,328
Consumer loans	25,418	2,531
Corporate loans	83,295	1,637
Other	2,259	—

Total	152,048	13,496

As of March 31, 2004
	Millions of yen
Guarantees	Potential future payment	Book value of guarantee liabilities
Housing loans	43,402	10,024
Consumer loans	25,473	2,809
Corporate loans	53,672	1,726
Other	2,964	—

Total	125,511	14,559

Guarantee of housing loans: The Company and certain subsidiaries guarantee the housing loans issued by Japanese financial institutions to third party individuals and employees of the Company and certain subsidiaries. The Company and its subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent more than three months. The housing loans are usually secured by real properties. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries acquire the right of the collateral.

Guarantee of consumer loans: A subsidiary of the Company guarantees the consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obliged to pay the outstanding obligations when these loans become delinquent generally for more than two months.

Guarantee of corporate loans: The Company and certain subsidiaries guarantee corporate loans issued by financial institutions for the Company and its subsidiaries’ customers and unrelated third parties. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed parties fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed parties’ operating assets. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries acquire the right of the collateral.

Other guarantees: Other guarantees include the guarantees derived from collection agency agreements. Pursuant to the agreements, the Company collects third parties’ debt and pays the uncovered amounts.

Litigation—The Company and its subsidiaries are involved in legal proceedings and claims in the ordinary course of their business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

Collateral—The short-term and long-term debt payable to financial institutions are secured by the following assets as of September 30, 2003 and 2004, and March 31, 2004:

	Millions of yen
	September 30, 2003	September 30, 2004	March 31, 2004
Minimum lease payments, loans and future rentals	63,602	55,064	71,960
Investment in securities (*)	97,162	82,223	116,560
Other operating assets and office facilities, net	3,678	11,597	4,173

Total	164,442	148,884	192,693

*	Including investment in securities with repurchase agreements of ¥96,604 million, ¥72,331 million and ¥116,318 million for September 30, 2003 and 2004, and March 31, 2004, respectively.

As of September 30, 2003 and 2004, and March 31, 2004, securities and other assets of ¥8,041 million, ¥2,964 million and ¥7,884 million, respectively, were pledged for collateral security deposits.

As of September 30, 2004, a subsidiary pledged borrowed bonds through security lending transactions with the fair values of ¥22,348 million for collateral security deposits.

In addition, the payables of ¥107,319 million, ¥82,204 million and ¥97,707 million as of September 30, 2003 and 2004, and March 31, 2004, respectively, under lease receivable and loan securitization programs that are not accounted for as sales are included in long-term debt. The minimum lease payments receivable or loan receivable of ¥130,162 million, ¥125,024 million and ¥139,158 million are included in investment in direct financing leases and installment loans, and cash collateral of ¥2,217 million, ¥2,701 million and ¥2,911 million are included in other assets in the consolidated balance sheets as of September 30, 2003 and 2004, and March 31, 2004, respectively.

Under agreements with customers on brokerage business, the Company and its subsidiaries received customers’ securities with an approximate value of ¥29,357 million, ¥49,967 million and ¥48,613 million as of September 30, 2003 and 2004, and March 31, 2004, respectively, that may be sold or repledged by the Company and its subsidiaries. As of September 30, 2003 and 2004, and March 31, 2004, ¥21,179 million, ¥23,903 million and ¥23,581 million in market value of the securities are repledged as collateral for the short-term debt, respectively.

Loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies provide that minimum lease payments and installment loans are subject to pledges as collateral against these debts at any time if requested by the lenders. To date, the Company has not received any such requests from the lenders.

20. Segment Information

The following table presents segment financial information on the basis that is regularly used by management for evaluating segment performance and deciding how to allocate resources. The reportable segments are identified based on the nature of services for operations in Japan and on the basis of geographic area for overseas operations. With respect to the corporate financial services segment, the rental operations segment and the real estate-related finance segment under operations in Japan, the Company and its subsidiaries aggregate some operating segments that are determined by region and type of operating asset for management purposes because they are similar in the nature of the services, the type of customers and the economic environment.

The corporate financial services segment includes direct financing leases and installment loans other than real estate-related loans to corporate customers. The rental operations segment includes the rental of precision measuring equipment, information-related equipment and automobiles. The real estate-related finance segment encompasses real estate loans to corporate customers and housing loans. The real estate segment primarily comprises residential subdivision developments as well as the rental and management of office building, golf courses, hotels and a training facility. The life insurance segment includes direct and agency life insurance sales and related activities. The operations of the three overseas segments, the Americas, Asia and Oceania, and Europe, include direct financing leases, securities investments in debt securities, collateralized real estate lending and aircraft and ship financing. Other operations, which are not deemed by management to be sufficiently significant to disclose as separate items and do not fall into the above segment categories, are reported under the other segment in Japan, other. They primarily include securities brokerage, venture capital operations and card loans.

The titles of segments “corporate finance” and “equipment operating leases”, which had appeared in previous years’ annual reports, were changed to “corporate financial services” and “rental operations” respectively, to present the components of these segments more clearly at March 31, 2004. Furthermore, the compositions of these two segments have not been changed upon the change in titles.

Financial information of the segments for the six months ended September 30, 2003 and 2004, and for the fiscal year ended March 31, 2004 is as follows:

For the six months ended September 30, 2003

	Millions of yen
	Operations in Japan						Overseas operations
	Corporate financial services	Rental operations	Real estate- related finance	Real estate	Life insurance	Other	The Americas	Asia and Oceania	Europe	Total
Revenues	64,262	34,697	23,948	67,160	64,563	32,629	23,229	26,671	5,327	342,486
Segment profit (loss)	21,919	3,456	9,119	6,329	2,507	2,828	3,912	13,939	(1,899)	62,110
Segment assets	1,845,251	140,987	879,964	275,967	570,013	406,076	541,036	434,584	64,524	5,158,402
For the six months ended September 30, 2004
	Millions of yen
	Operations in Japan						Overseas operations
	Corporate financial services	Rental operations	Real estate- related finance	Real estate	Life insurance	Other	The Americas	Asia and Oceania	Europe	Total
Revenues	69,281	42,055	37,376	70,366	66,306	67,422	22,922	26,636	5,045	407,409
Segment profit	27,352	5,881	14,710	8,011	3,992	11,800	4,725	9,908	1,025	87,404
Segment assets	1,878,231	148,535	944,867	321,126	565,021	421,744	446,231	442,765	56,661	5,225,181
For the fiscal year ended March 31, 2004
	Millions of yen
	Operations in Japan						Overseas operations
	Corporate financial services	Rental operations	Real estate- related finance	Real estate	Life insurance	Other	The Americas	Asia and Oceania	Europe	Total
Revenues	128,355	74,370	54,792	143,451	133,391	73,986	47,294	53,694	10,708	720,041
Segment profit (loss)	43,787	9,342	18,102	6,244	5,382	10,079	7,601	17,848	(1,252)	117,133
Segment assets	1,806,686	147,231	909,019	309,558	582,473	412,505	472,595	413,041	56,634	5,109,742

The accounting policies of the segments are almost the same as those described in Note 2 (“Significant Accounting and Reporting Policies”) except for the treatment of income tax expenses. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profit or loss. Equity in net income (loss) of affiliates, minority interest income and discontinued operations, which are recognized net of tax, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities, certain foreign exchange gains or losses and write-offs of unamortized deferred credits, are excluded from the segment profit or loss and are regarded as corporate items.

Assets attributed to each segment are consolidated operating assets (investment in direct financing leases, installment loans, investment in operating leases, investment in securities and other operating assets), inventories, advances for investment in operating leases (included in other assets) and investment in affiliates (not including loans). This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

	Millions of yen
	The six months ended September 30, 2003	The six months ended September 30, 2004	The fiscal year ended March 31, 2004
Revenues:
Total revenues for segments	342,486	407,409	720,041
Revenue related to corporate assets	3,385	2,120	6,287
Revenue from discontinued operations	(3,332)	(7,178)	(7,196)

Total consolidated revenues	342,539	402,351	719,132

Segment profit:
Total profit for segments	62,110	87,404	117,133
Corporate interest expenses, general and administrative expenses	(3,934)	(1,699)	(7,975)
Adjustment of income tax expenses to equity in net income and minority income	244	(409)	(141)
Corporate write-downs of securities	(1,773)	(286)	(2,637)
Corporate write-downs of long-lived assets	—	(7,748)	(1,131)
Corporate other gain or loss	1,609	(1,715)	1,621
Discontinued operations	(2,547)	(6,372)	(5,510)

Total consolidated income before discontinued operations, extraordinary gain and income taxes	55,709	69,175	101,360

Segment assets:
Total assets for segments	5,158,402	5,225,181	5,109,742
Inventories	(104,894)	(145,107)	(121,441)
Advance for investment in operating leases	(38,408)	(33,369)	(39,342)
Investment in affiliates (not including loans)	(147,584)	(166,623)	(149,237)
Corporate assets	49,175	41,296	49,472

Total consolidated operating assets	4,916,691	4,921,378	4,849,194

FASB Statement No. 131 (“Disclosure about Segments of an Enterprise and Related Information”) requires companies to disclose information on revenues from external customers for each product and service. The consolidated statements of income in which the revenues are categorized based on the nature of the types of business conducted include the required information. No single customer accounted for 10% or more of the total revenues for the six months ended September 30, 2003 and 2004, and for the fiscal year ended March 31, 2004.

FASB Statement No. 131 also requires companies to disclose information on a geographic area basis. Since each segment is identified based on the nature of services for operations in Japan and on the basis of geographic area for overseas operations, the information required is incorporated into the table. Japan and the United States of America are the countries whose revenues from external customers are significant. Almost all the revenues of the Americas segment are derived from the United States of America. The basis for attributing revenues from external customers to individual countries is principally the location of the overseas subsidiaries and affiliates.

For the six months ended September 30, 2003 and 2004 and for the fiscal year ended March 31, 2004 revenues from overseas customers are as follows.

For the six months ended September 30, 2003

	Millions of yen
	The Americas	Asia and Oceania	Europe	Total
Revenues from overseas customers	21,855	27,809	6,035	55,699
Total consolidated revenues				342,539
Ratio of revenues from overseas customers to total consolidated revenues	6.4%	8.1%	1.8%	16.3%

For the six months ended September 30, 2004
	Millions of yen
	The Americas	Asia and Oceania	Europe	Total
Revenues from overseas customers	21,444	28,008	5,856	55,308
Total consolidated revenues				402,351
Ratio of revenues from overseas customers to total consolidated revenues	5.3%	6.9%	1.5%	13.7%

For the fiscal year ended March 31, 2004
	Millions of yen
	The Americas	Asia and Oceania	Europe	Total
Revenues from overseas customers	43,855	55,947	12,171	111,973
Total consolidated revenues				719,132
Ratio of revenues from overseas customers to total consolidated revenues	6.1%	7.8%	1.7%	15.6%